Morgan, Lewis & Bockius LLP
                               1701 Market Street
                          Philadelphia, PA 19103-2921



  Sohee Yun
  Associate
  215.963.5538

July 24, 2007

John Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  Accessor Funds, Inc. - 33-41245, 811-6337
     Information Statement for Growth Fund, Small to Mid Cap Fund, International Equity Fund, Intermediate Fixed-Income Fund and Short-Intermediate Fixed-Income Fund

Dear Mr. Ganley:

Set forth below are your comments, and our responses to those comments, on Accessor Funds, Inc. (the "Company") Preliminary Information Statements filed under the Securities Exchange Act of 1934, as amended for the purpose of introducing a new investment management fee structure with respect to certain series of the Company ("Funds"). Both the comments and responses are based on the Preliminary Information Statements which were filed with the Securities and Exchange Commission ("SEC") on July 3, 2007. In addition to the comments discussed below, you have provided comments relating to the structure of the Funds' performance fees, which we will address in a separate response.

1. Comment: Please confirm the amount of investment management fees paid by each Fund for the fiscal year ended December 31, 2006 under the section entitled "Accessor Funds" and "The Prior Money Manager Agreements" as the numbers are different.

         Response: We have removed a repetitive table under the section "The Prior Money Manager Agreements." The table under the section "Accessor Funds" shows fees paid by the Funds to Accessor Capital and the table under the section "The Prior Money Manager Agreement" show fees paid by the Funds to Money Managers.

2. Comment: In the section entitled "Board of Directors' Review and Approval of the New Money Manager Agreement," please discuss in detail the material factors that formed the basis for the Board's approval of new Money Manager Agreements.

         Response: We have complied with this request and added paragraphs to read as follows:

         For Growth, Small to Mid Cap and International Equity Funds

         (1) Nature, Extent and Quality of Services. The Board in examining the nature and quality of the services provided by each Money Manager, considered each Money Manager's experience in managing its relative Fund. In addition, the Board considered each Money Manager's management style, historical performance record managing pooled investment products similar to the Funds, the qualifications and experience of the persons who will be responsible for the day-to-day management and each Money Manager's staffing levels and overall resources.

         (2) Performance. The Board considered information about the historical performance of a comparable mutual fund advised by each Money Manager that had substantially similar investment strategies to the Funds for the year-to-date, one-, three- and five-year periods and found that each Fund had satisfactory performance compared to its peer funds and was in the top quartile of their applicable Morningstar category during these periods.

         (3) Costs of Services and Profits to be Realized by Money Managers. In evaluating each New Money Manager Agreement, the Board reviewed the proposed fees under the relevant Agreements. The Board noted that fees were reasonable in light of the extent and quality of the services expected to be provided and that new fee structure will benefit both the Money Managers and shareholders by aligning the Money Managers' interests with those of shareholders. The Board noted that a null zone that is equal to plus and minus 125 basis points should sufficiently address any concerns regarding insignificant or random differences between the performance of the Funds and their comparative indexes.

         (4) Economies of Scale. The Board considered the extent to which each Money Manager may realize economies of scale or other fixed costs that may be spread across a larger asset base and it was noted that any economies of scale or other efficiencies might be realized (if at all) across a variety of products and services including the Funds. The Board noted that the new fee structure relates to determination of Money Managers' profitability and that it had a bearing on their analysis of economies of scale.

         For Intermediate Fixed-Income and Short-Intermediate Fixed-Income Funds

         (1) Nature, Extent and Quality of Services. The Board in examining the nature and quality of the services provided by the Money Manager, considered the Money Manager's experience in managing the Intermediate Fixed-Income Fund and Short-Intermediate Fixed-Income Fund. In addition, the Board considered the Money Manager's management style, historical performance record managing the two Funds, the qualifications and experience of the persons who will be responsible for the day-to-day management and the Money Manager's staffing levels and overall resources.

         (2) Performance. The Board considered information about the historical performance of comparable mutual funds that had substantially similar investment strategies to the Funds for the year-to-date, one-, three- and five-year periods and found that each Fund had satisfactory performance compared to its peer funds under applicable Morningstar category during these periods.

         (3) Costs of Services and Profits to be Realized by Money Manager. In evaluating the Amended Money Manager Agreement, the Board reviewed the proposed fees under the relevant Agreements. The Board noted that fees were reasonable in light of the extent and quality of the services expected to be provided and that new fee structure will benefit both the Money Manager and shareholders by aligning the Money Manager's interests with those of shareholders.

         (4) Economies of Scale. The Board considered the extent to which the Money Manager may realize economies of scale or other fixed costs that may be spread across a larger asset base and it was noted that any economies of scale or other efficiencies might be realized (if at all) across a variety of products and services including the Funds. The Board noted that the new fee structure relates to determination of Money Manager's profitability and that it had a bearing on its analysis of economies of scale.

         Based on your additional comments, the Trust will undertake to provide more detailed discussion regarding the Board's consideration in approving investment advisory agreements.

3. Comment: Please confirm the accuracy of the numbers in "Sub-Advisory Fee Rate (basis points)" under the section entitled "Information about INTECH."

         Response: We have complied with this request.

4. Comment: Please provide a list of directors and principal executive officers of Pictet under the section entitled "Information about Pictet Asset Management."

         Response: We have complied with this request.

5. Comment: Please consider moving the section entitled "Control Persons and Principal Holders of Securities" to the end of the information statement as an exhibit.

         Response: We have complied with this request and, accordingly, the section is moved to Exhibit C.

6. Comment: Please have the fourth paragraph under the section entitled "Additional Information" in bold.

         Response: We have complied with this request.

7. Comment: In Exhibit B, please move Pro-Forma Expenses in each Example so that each Fund's Current Expenses are directly compared to its Pro-Forma Expenses in the next row.

         Response: We have complied with this request.


8. Comment: In Exhibit B, please confirm the Current Expenses and Pro-Forma Expenses for Class A Shares.

         Response: We have complied with this request.

9. Comment: Please consider including charts or descriptions that explain applicability of the new fee structure to assist shareholders' understanding.

         Response: We have complied with this request and added paragraphs to read as follows:

         Growth Fund
         If the Performance Difference is between 125 basis points and 325 points at any given time, the Performance Fee Adjustment Rate will be at the equivalent point between 0 and 25 basis points. For example, if the Performance Difference is half way between the edge of the null zone (125 basis points) and the Maximum Performance Difference (350 basis points), then the Performance Adjustment Rate would also be half way between the minimum Performance Adjustment Rate (0) and the maximum Performance Adjustment Rate (25 basis points). Under this example, the Performance Adjustment Rate would be 12.5 basis points.

         Small to Mid Cap Fund
         If the Performance Difference is between 125 basis points and 325 points at any given time, the Performance Fee Adjustment Rate will be at the equivalent point between 0 and 20 basis points. For example, if the Performance Difference is half way between the edge of the null zone (125 basis points) and the Maximum Performance Difference (350 basis points), then the Performance Adjustment Rate would also be half way between the minimum Performance Adjustment Rate (0) and the maximum Performance Adjustment Rate (20 basis points). Under this example, the Performance Adjustment Rate would be 10 basis points.

         International Equity Fund
         If the Performance Difference is between 150 basis points and 325 points at any given time, the Performance Fee Adjustment Rate will be at the equivalent point between 0 and 20 basis points. For example, if the Performance Difference is half way between the edge of the null zone (150 basis points) and the Maximum Performance Difference (350 basis points), then the Performance Adjustment Rate would also be half way between the minimum Performance Adjustment Rate (0) and the maximum Performance Adjustment Rate (20 basis points). Under this example, the Performance Adjustment Rate would be 10 basis points.

         In addition, we propose to amend the Statement of Additional Information of the Funds to include a graphic presentation regarding operation of the performance fees.

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and
(iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,


Sohee Yun